RELIANCE
Anil Dhirubhai Ambani Group

06018364

RECEIVED
2006 NOV 13 P 12:-4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

6th November, 2006

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub : Limited Review Report for the quarter ended 30th September, 2006

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges, we enclose a copy of the Limited Review Report for the quarter ended 30th September, 2006, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

PROCESSED
NOV 15 2006
THOMSON
FINANCIAL

11/14

HEAD OFFICE :
709, Tulsiani Chambers,
212, Nariman Point,
Mumbai - 400 021.
Tel. : 3022 8508-09

PATHAK H.D. & ASSOCIATES
(Regd.)

LIMITED REVIEW REPORT FOR THE QUARTER ENDED SEPTEMBER 30, 2006

TO THE BOARD OF DIRECTORS OF RELIANCE NATURAL RESOURCES LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial Results for the Quarter ended September 30, 2006" (the statement) of Reliance Natural Resources Limited prepared by the Company pursuant to Clause 41 of the listing agreement with the stock exchanges in India, which has been initialed by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards followed in India, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review carried out by us of the results for the quarter ended September 30, 2006, nothing has come to our notice that causes us to believe that the statement has –

   a. not been prepared in accordance with the applicable accounting standards and other recognized accounting practices and policies;

   b. not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

PATHAK H. D. & ASSOCIATES CHARTERED ACCOUNTANTS MUMBAI

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

PARAG D. MEHTA
Partner
Membership No.113904

Place: Mumbai
Date : October 18, 2006

RELIANCE
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Global Fuel Management Services Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 30th September, 2006

(Rs.in Lakhs)

Sr.No.	Particulars	Quarter ended	Nine Months ended	Nine Months ended
		30th September, 2006	30th September, 2006	31st December, 2005 Audited
1	Income from operations	1,246.29	2,643.12	-
2	Other Income	1,111.97	2,518.30	0.09
		2,358.26	5,161.42	0.09
3	Cost of operations	881.69	1,900.29	-
4	Staff Cost	23.89	87.23	-
5	Other Expenses	199.54	621.58	39.78
6	Depreciation	212.74	691.89	398.92
7	Profit / (Loss) before Tax	1,040.40	1,860.43	(438.61)
8	Provision for -			
	Income Tax	342.62	530.68	-
	Fringe Benefit Tax	3.25	22.86	-
	Deferred Tax Liabilities/(Assets)	-	101.36	(147.66)
9	Net Profit / (Loss) for the period	694.53	1,205.53	(290.95)
10	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	67,156.52	67,156.52	5.00
11	Reserves			-
12	Earnings per share (On Net Profit/Loss)(* not annualised)			
	- Basic (Rs.)	0.05*	0.09*	-437.22*
	- Diluted (Rs.)	0.05*	0.09*	-437.22*
13	Aggregate of Non-Promoter Share Holding -			
	- No.of Shares	737,521,880	737,521,880	Nil
	- Percentage of Shareholding	54.91	54.91	Nil

Notes:

1. The Company acquired the business on demerger of Reliance Industries Limited on 27th January, 2006 and therefore comparative figures are not given for the previous quarter and nine months.

2. The Company operates in only one segment, namely, Fuel Handling. Hence, no separate Segment Report is prepared.

3. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 30th September, 2006 as per the listing agreements entered into with the stock exchanges in India.

4. The Company has issued 4.928% FCCBs aggregating US Dollars 300 million on October 16, 2006. The FCCBs have a maturity period of 5 years and 1 day and are not listed. The FCCBs, if fully converted into equity shares, will result in increasing the capital of the Company from 1,34,31,30,422 equity shares of Rs.5 each to 1,86,94,57,345 shares.

5. The Company, during the quarter ended 30th September, 2006, received 56 investor complaints and they were resolved. No complaints were pending at the end of the quarter.

6. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 18th October, 2006.

7. Figures of the previous period/year have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Anil D.Ambani
Chairman

Place: Mumbai
Date: 18th October, 2006